                                  EXHIBIT 20

NEWS RELEASE                                                       [CIGNA LOGO]

For Release:  IMMEDIATE

Contact: ROBERT W. SULLIVAN, FINANCIAL RELATIONS - (215) 761-6130 MICHAEL J. MONROE, MEDIA RELATIONS - (215) 761-6133



                      CIGNA'S FIRST QUARTER 1995 RESULTS

PHILADELPHIA, MAY 2, 1995 -- CIGNA Corporation (NYSE:CI) today reported first quarter 1995 operating income* of $146 million, or $2.02 per share, versus $100 million, or $1.39 per share, reported in the first quarter of 1994.

"The Health, Pension and Life operations together produced solid profits while the Property and Casualty operations recorded significantly lower losses," said Wilson H. Taylor, CIGNA's Chief Executive Officer.

SEGMENT RESULTS:

EMPLOYEE LIFE AND HEALTH BENEFITS

This segment, which includes CIGNA's HMO and indemnity operations, had operating income of $104 million in the first quarter of 1995. This compares with operating income of $119 million in the first quarter of 1994. The decline is primarily due to unfavorable claim experience in the indemnity business, particularly in the long-term disability product line.

* Operating income is defined as net income excluding realized investment gains and losses.

HMO medical membership grew by 284,000 covered lives or 8% in the quarter and by 567,000 covered lives, or 18% since March 31, 1994.


EMPLOYEE RETIREMENT AND SAVINGS BENEFITS

This segment, which operates in the defined benefit and defined contribution markets, had operating income of $49 million in the first quarter of 1995. This compares with operating income of $48 million in the first quarter of 1994.

Assets under management at March 31, 1995 were $35.0 billion, an increase of 3% from $33.9 billion as of March 31, 1994.

INDIVIDUAL FINANCIAL SERVICES

This segment, which includes individual and corporate-owned life insurance, life, accident and health reinsurance, and annuity businesses, had operating income of $31 million in the first quarter of 1995. This compares with operating income of $26 million in the first quarter of 1994.

The operating income increase for the first quarter of 1995 reflects continued business growth in interest sensitive products.

PROPERTY AND CASUALTY

The property and casualty (P&C) segment had an operating loss of $19 million for the first quarter of 1995. This compares with an operating loss of $94 million for the first quarter of 1994, which included significant catastrophe losses.

Excluding asbestos and environmental (A&E) losses, the P&C segment reported operating income of $26 million in the first quarter of 1995, compared with an operating loss of $50 million for the same period in 1994. The International division had operating income for the first quarter of 1995 of $16 million, compared with income of $8 million in 1994, and the Domestic division reported income of $12 million for the first quarter of 1995, compared with a loss of $51 million in 1994.

The A&E losses in the first quarter of 1995 were $45 million, compared with losses of $44 million in 1994.

The first quarter of 1995 and 1994 included after-tax catastrophe losses of $10 million and $85 million, respectively. The first quarter 1994 catastrophe losses reflect the effect of the Los Angeles earthquake and the severe winter weather in the Northeast.

Excluding A&E losses, the GAAP combined ratio after policyholders' dividends was 112 for the first quarter of 1995, compared with 126 for the comparable period of 1994.

OTHER

Other Operations, which includes unallocated investment income, expenses and taxes, as well as the results of CIGNA's investment and real estate subsidiaries and settlement annuity business, had an operating loss of $19 million in the first quarter of 1995. This compares with operating income of $1 million in the first quarter of 1994. The first quarter of 1994 included a $20 million after-tax gain from the sale of a business.

NET INCOME

Consolidated net income was $290 million ($4.00 primary earnings per share), compared with $114 million ($1.58 per share) a year ago. The 1995 first quarter consolidated net income included after-tax realized investment gains of $144 million ($1.98 per share), compared with gains of $14 million ($0.19 per share) for the same period of 1994. The significant investment gains in the first quarter of 1995 reflect the effects of restructuring several portfolios.

REVENUES

Consolidated revenues for the first quarter of 1995 were $4.8 billion, compared with $4.5 billion for the same period in 1994.

ASSETS / SHAREHOLDERS' EQUITY

Assets at March 31, 1995 were approximately $89 billion, compared with approximately $86 billion at year-end 1994. Shareholders' equity was $6.2 billion ($85.45 per share) at March 31, 1995, compared with $5.8 billion ($80.46 per share) at December 31, 1994.


                                      ###

CIGNA  CORPORATION
COMPARATIVE  SUMMARY  OF  FINANCIAL  RESULTS
(Dollars in millions, except per share amounts)                    [CIGNA LOGO]
- --------------------------------------------------------------------------------

                                                                     THREE MONTHS ENDED
                                                                          MARCH 31,
                                                                     1995         1994
- ------------------------------------------------------------------------------------------
REVENUES
    Premiums and fees                                              $   3,418    $   3,366
    Net investment income                                              1,027          992
    Other revenues                                                       127          152
    Realized investment gains                                            182           21
- ------------------------------------------------------------------------------------------
         Total                                                     $   4,754    $   4,531
- --------------------------------------------------------------------======================

OPERATING INCOME (LOSS) BY SEGMENT*
    Employee Life and Health Benefits:
        Indemnity                                                  $      47    $      60
        HMOs                                                              57           59
                                                                    ---------    ---------
                                                                         104          119
    Employee Retirement and Savings Benefits                              49           48
    Individual Financial Services                                         31           26
    Property and Casualty:
       Operations                                                         26          (50)
       Asbestos and Environmental Losses                                 (45)         (44)
                                                                    ---------    ---------
       Total Property and Casualty                                       (19)         (94)
    Other Operations                                                     (19)           1
- ------------------------------------------------------------------------------------------
        Total                                                      $     146    $     100
- --------------------------------------------------------------------======================

NET INCOME (LOSS) BY SEGMENT
    Employee Life and Health Benefits                              $     185    $     125
    Employee Retirement and Savings Benefits                              51           46
    Individual Financial Services                                         33           28
    Property and Casualty:
       Operations                                                         71          (36)
       Asbestos and Environmental Losses                                 (45)         (44)
                                                                    ---------    ---------
       Total Property and Casualty                                        26          (80)
    Other Operations                                                      (5)          (5)
- ------------------------------------------------------------------------------------------
        Total                                                      $     290    $     114
- --------------------------------------------------------------------======================

SHAREHOLDERS' EQUITY AT MARCH 31                                   $   6,187    $   6,096
- --------------------------------------------------------------------======================

WEIGHTED AVERAGE SHARES
    OUTSTANDING  (THOUSANDS)                                          72,441       72,199
- --------------------------------------------------------------------======================

PRIMARY EARNINGS PER SHARE:
    Operating income*                                              $    2.02    $    1.39
    After-tax realized investment gains                                 1.98         0.19
- ------------------------------------------------------------------------------------------
    Net income                                                     $    4.00    $    1.58
- --------------------------------------------------------------------======================

Shareholders' equity per share at March 31                         $   85.45    $   84.32
- --------------------------------------------------------------------======================

PROPERTY AND CASUALTY
    STATISTICS  (GAAP)
    Net written premiums                                           $     845    $     998
    Earned premiums                                                $     901    $   1,001
    Underwriting ratios:
        Loss and loss adjustment expense                               76.7%        93.8%
        Underwriting expense                                           42.3%        38.0%
- ------------------------------------------------------------------------------------------
        Combined ratio                                                119.0%       131.8%
- --------------------------------------------------------------------======================
        Combined after policyholders' dividends                       120.0%       132.8%
- --------------------------------------------------------------------======================

    Pre-tax catastrophe losses                                     $      16    $     130
- --------------------------------------------------------------------======================

 * Operating income is defined as net income excluding after-tax realized investment results.